Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New Yor+7k, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924

Media Release

Credit Suisse AG Announces, in Connection with the Upcoming Scheduled Maturity of the Credit Suisse FI Enhanced Europe 50 ETNs (“FIEU”), the Suspension of New Issuances of FIEU ETNs

New York, August 7, 2018 Credit Suisse AG (“Credit Suisse”) issued an announcement today that it will suspend new issuances of FIEU ETNs in connection with their upcoming scheduled maturity (see details in table below):

ETN Name*	Exchange	Exchange Ticker	CUSIP	Maturity Date
Credit Suisse FI Enhanced Europe 50 ETNs due September 10, 2018	NYSE Arca	FIEU	22542D100	9/10/2018

*The table above provides a hyperlink to the FIEU pricing supplement.

As of August 29, 2018, Credit Suisse will suspend new issuances of FIEU ETNs. The FIEU ETNs are scheduled to mature on September 10, 2018. Please see the pricing supplement for detailed information relating to the calculation of the payment at maturity and relating to the maturity date generally.

Credit Suisse expects that the NYSE Arca will allow the FIEU ETNs to continue to trade until September 7, 2018. Investors who buy such ETNs at any time for an amount that is greater than the amount they receive on the maturity date (including paying any premium to the payment at maturity, once this amount has been determined) will suffer a loss on their investment. Furthermore, investors who sell such ETNs at any time for an amount that is less than the amount they would have received on the maturity date (including selling at any discount to the payment at maturity, once this amount has been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding such ETNs and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as such ETNs.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Press Contacts

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Media Release August 7, 2018 Page 2 / 2

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,430 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.